UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No.1)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

MECOX LANE LIMITED

(Name of the Issuer)

Mecox Lane Limited

CNshangquan Limited

Cnshangquan E-Commerce Co., Ltd.

Sanpower Group Co., Ltd

Yafei Yuan

ChinaEquity USD Fortune Co., Ltd.

ChinaEquity USD Fund I L.P.

ChinaEquity USD Investment GP L.P.

ChinaEquity USD Investment Management Co.

ChinaEquity Global Holding Co., Ltd.

Chaoyong Wang

Xu Wang

Chinaequity Capital Investments Co., Limited

Chinaequity Investment Co., LTD (北京信中利投资股份有限公司)

MINAT ASSOCIATED CO., LTD.

ChinaEquity Alliance Victory Co., Ltd.

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing thirty-five Ordinary Shares

(Title of Class of Securities)

58403M201

(CUSIP Number)1

Mecox Lane Limited Room 302, Qilai Building, No. 889, Yishan Road Shanghai 200233 People’s Republic of China Telephone: +86 21 3108-1111

MINAT ASSOCIATED CO., LTD

ChinaEquity Alliance Victory Co., Ltd.

3rd Floor, Building C, Shou Kai Xing Fu Square,

Xin Dong Road, Chaoyang District

Beijing 100000

People’s Republic of China

Telephone: +86 10 8555-0508

Fax: +86 10 8555-0509

CNshangquan Limited

Unit 8, 3/F.

Qwomar Trading Complex

Blackburne Road, Port Purcell

Road Town, Tortola

BVI, VG1110

Cnshangquan E-Commerce Co., Ltd.

9th floor, International Financial Center

No.1 Hanzhong Road, Nanjing

Jiangsu Province, People’s Republic of China

Telephone: +86 25 8327-4816

Sanpower Group Co., Ltd

Yafei Yuan

68 Software Avenue, Nanjing, Jiangsu Province, People’s Republic of China

Telephone: +86 25 8327-4969

ChinaEquity USD Fortune Co., Ltd.

ChinaEquity USD Fund I L.P.

ChinaEquity USD Investment GP L.P.

ChinaEquity USD Investment Management Co.

ChinaEquity Global Holding Co., Ltd.

Chinaequity Capital Investment Co., Limited

Chinaequity Investment Co., LTD
(北京信中利投资股份有限公司)

Chaoyong Wang

Xu Wang

3rd Floor, Building C, Shou Kai Xing Fu Square,

Xin Dong Road, Chaoyang District

Beijing 100000

Telephone: +86 10 8555-0508

Fax: +86 10 8555-0509

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Telephone: +86 10 6535-5500	Fang Xue, Esq. Gibson Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road, Beijing 100025 People’s Republic of China Telephone: +86 21 6109-7000

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing is a final amendment reporting the results of the transaction:☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
US$14,614,101.07	US$1,471.64

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of US$0.114 for 128,193,869 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

1	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing thirty-five ordinary shares.

INTRODUCTION

This Amendment No.1 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Mecox Lane Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (the “Shares” and each a “Share”), including the Shares represented by the American depositary shares (“ADSs”), each representing thirty-five Shares of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Cnshangquan E-Commerce Co., Ltd., a company incorporated under the laws of the People’s Republic of China; (c) CNshangquan Limited., a limited liability company incorporated under the laws of the British Virgin Islands (“CNshangquan”); (d) Sanpower Group Co., Ltd, a company incorporated under the laws of the People’s Republic of China; (e) Yafei Yuan, a citizen of the People’s Republic of China; (f) ChinaEquity USD Fortune Co., Ltd., a limited liability company incorporated under the laws of the British Virgin Islands (“ChinaEquity”, together with CNshangquan, the “Rollover Shareholders”); (g) ChinaEquity USD Fund I L.P., a limited partnership formed under the laws of the Cayman Islands; (h) ChinaEquity USD Investment GP L.P., a limited partnership formed under the laws of the Cayman Islands; (i) ChinaEquity USD Investment Management Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands; (j) ChinaEquity Global Holding Co., Ltd., a limited liability company incorporated under the laws of the British Virgin Islands; (k) Chaoyong Wang, a citizen of the People’s Republic of China; (l) Xu Wang, a citizen of the People’s Republic of China; (m) Chinaequity Capital Investments Co., Limited, a limited liability company incorporated under the laws of Hong Kong; (n) Chinaequity Investment Co., LTD (北京信中利投资股份有限公司,) a company incorporated under the laws of the People’s Republic of China; (o) MINAT ASSOCIATED CO., LTD., a business company incorporated under the laws of the British Virgin Islands (“Parent”); and (p) ChinaEquity Alliance Victory Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). This Amendment amends and restates in its entirety information set forth in Transaction Statement.

On December 22, 2015, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”). Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective time”), each of the Shares issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.114 in cash without interest, and each of the ADSs will be cancelled in exchange for the right to receive US$4.00 in cash without interest, except for (a) Shares, including such Shares represented by the ADSs, held by the Rollover Shareholders that will be rolled over, or held by Parent, the Company or any of their subsidiaries, which Shares will be cancelled and cease to exist and no payment or distribution will be made with respect thereto, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders held in accordance with its memorandum and articles of association. Pursuant to support agreements entered into by and between the Rollover Shareholders and Parent, the Rollover Shareholders have agreed to vote all of the Shares beneficially owned by them in favor of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, which Shares represent approximately 71.84% of the total number of votes represented by the Company’s issued and outstanding Shares. A vote by a majority of the Shares held by unaffiliated holders is not required to approve the Merger, the Merger Agreement, or the Plan of Merger.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Amendment), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of ADSs”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. Mecox Lane Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Support Agreements”

•	“Special Factors—Consortium Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—U.S. Federal Income Tax Consequences”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet— Dissenters’ Rights of Shareholders and ADS Holders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex D—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related-Party Transactions”

•	“Transactions in Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Support Agreements”

•	“Summary Term Sheet—Consortium Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Support Agreements”

•	“Special Factors—Consortium Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Transactions”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Transactions”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—U.S. Federal Income Tax Consequences”

•	“Special Factors—PRC Income Tax Consequences”

•	“Special Factors—Cayman Islands Tax Consequences”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness of the Transactions”

•	“Summary Term Sheet—Opinion of Houlihan Lokey (China) Limited, the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Transactions”

•	“Special Factors—Opinions of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and the Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Houlihan Lokey (China) Limited, the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Summary Term Sheet—Support Agreements”

•	“Summary Term Sheet—Consortium Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Support Agreements”

•	“Special Factors—Consortium Agreement”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness of the Transactions”

•	“Summary Term Sheet—Support Agreements”

•	“Summary Term Sheet—Consortium Agreement”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Transactions”

•	“Special Factors—Support Agreements”

•	“Special Factors—Consortium Agreement”

•	“The Extraordinary General Meeting—the Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2013 and 2014 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2014, originally filed on April 29, 2015 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated _______________, 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 22, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 22, 2015.

(a)-(6)	Annual Report on Form 20-F for the year ended December 31, 2014, filed by the Company with the SEC on April 29, 2015 (File Number: 001-34904 ), which is incorporated herein by reference.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated December 22, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated December 22, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 22, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of December 22, 2015, by ChinaEquity USD Fortune Co., Ltd. in favor of the Company, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on December 22, 2015.

(d)-(3)	Support Agreement, dated as of December 22, 2015, by and between Parent and CNshangquan Limited, incorporated herein by reference to Exhibit 11 to Schedule 13D, as amended, filed with the SEC by CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd and Yafei Yuan on December 23, 2015.

(d)-(4)	Support Agreement, dated as of December 22, 2015 by and between Parent and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 8 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 23, 2015.

(d)-(5)	Equity Commitment Letter, dated as of December 22, 2015, delivered by Chinaequity Investment Co., LTD (北京信中利投资股份有限公司) to MINAT ASSOCIATED CO, LTD., incorporated herein by and reference to Exhibit 7 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 23, 2015.

(d)-(6)	Consortium Agreement, dated as of July 21, 2015, by and among CNshangquan Limited and Leading Capital Co., Ltd., incorporated herein by reference to Exhibit 3 to Schedule 13D, as amended, filed with the SEC by CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd and Yafei Yuan on July 22, 2015.

(d)-(7)	Amended and Restated Consortium Agreement, dated as of October 26, 2015, by and among CNshangquan Limited, Leading Capital Co., Ltd. and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 3 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on November 2, 2015.

(d)-(8)	Second Amended and Restated Consortium Agreement, dated as of December 17, 2015, by and among CNshangquan Limited, Chinaequity Capital Investments Co., Limited and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 4 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 17, 2015.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on January 8, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

Mecox Lane Limited

By	/s/ Xiongsheng Yang
Name:	Xiongsheng Yang
Title:	Chairman of the Special Committee

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

MINAT ASSOCIATED CO., LTD.

By	/s/ Dan Chen
Name:	Dan Chen
Title:	Director

ChinaEquity Alliance Victory Co., Ltd.

By	/s/ Xu Wang
Name:	Xu Wang
Title:	Director

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

CNshangquan Limited

By	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

Cnshangquan E-Commerce Co., Ltd.

By	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

Sanpower Group Co., Ltd

By	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

Yafei Yuan
/s/ Yafei Yuan

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

ChinaEquity USD Fortune Co., Ltd.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Director

ChinaEquity USD Fund I L.P.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment GP L.P.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment Management Co.

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Director

ChinaEquity Global Holding Co., Ltd.

By:	/s/ Xu Wang
Name:	Xu Wang
Title:	Director

Chaoyong Wang
/s/ Chaoyong Wang

Xu Wang
/s/ Xu Wang

Chinaequity Capital Investments Co., Limited

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Authorized Signatory

北京信中利投资股份有限公司

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Authorized Signatory

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 22, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 22, 2015.

(a)-(6)	Annual Report on Form 20-F for the year ended December 31, 2014, filed by the Company with the SEC on April 29, 2015 (File Number: 001-34904 ), which is incorporated herein by reference.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated December 22, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated December 22, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 22, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of December 22, 2015, by ChinaEquity USD Fortune Co., Ltd. in favor of the Company, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on December 22, 2015.

(d)-(3)	Support Agreement, dated as of December 22, 2015, by and among Parent and CNshangquan Limited, incorporated herein by reference to Exhibit 11 to Schedule 13D, as amended, filed with the SEC by CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd and Yafei Yuan on December 23, 2015.

(d)-(4)	Support Agreement, dated as of December 22, 2015 by and among Parent and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 8 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 23, 2015.

(d)-(5)	Equity Commitment Letter, dated as of December 22, 2015, delivered by Chinaequity Investment Co., LTD (北京信中利投资股份有限公司) to MINAT ASSOCIATED CO, LTD., incorporated herein by and reference to Exhibit 7 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 23, 2015.

(d)-(6)	Consortium Agreement, dated as of July 21, 2015, by and among CNshangquan Limited and Leading Capital Co., Ltd., incorporated herein by reference to Exhibit 3 to Schedule 13D, as amended, filed with the SEC by CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd and Yafei Yuan on July 22, 2015.

*	Previously filed on January 8, 2016.

(d)-(7)	Amended and Restated Consortium Agreement, dated as of October 26, 2015, by and among CNshangquan Limited, Leading Capital Co., Ltd. and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 3 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on November 2, 2015.

(d)-(8)	Second Amended and Restated Consortium Agreement, dated as of December 17, 2015, by and among CNshangquan Limited, Chinaequity Capital Investments Co., Limited and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 4 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 17, 2015.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.